Meridian Gold Re-Initiates Drilling at Evolving Gold Corp’s
Winnemucca Mountain Gold Project, Nevada

November 15, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (“Evolving” the “Company”) is pleased to announce that Meridian Gold Corporation (“Meridian”) has re-initiated their drilling program at Winnemucca Mountain, Nevada. Meridian plans to drill approximately 3000 feet in five holes using a reverse circulation rig as a follow-up to drilling begun on the property late in 2006. The Winnemucca Mountain gold project was optioned from Evolving by Meridian in 2005 (refer to Evolving’s website www.evolvinggold.com for details of the joint venture agreement).

Winnemucca Mountain is located in Humboldt County, in northwestern Nevada. The property, which has excellent road access, is located about 25 km northwest of Newmont’s Lone Tree gold mine (pre-production resource reported as 4.2 million ounces of gold) and 30 km southeast of the Sleeper gold mine (1.7 million ounces of gold and 2.3 million ounces of silver produced between 1986 and 1996).

As the Operator of the project, Meridian completed 12 reverse circulation drill holes, totaling 2278 meters, in early 2007. Meridian’s drilling targeted the epithermal vein system which strikes NE across the large, 2115 hectare property. Ten of the 12 drill holes intersected the vein system, and although gold values were consistently anomalous (0.08 to 1.65 grams per ton of gold), the intersections did not yield the moderate to high-grade intercepts that occurred in previous drill holes by Santa Fe Mining (refer to earlier news releases by Evolving Gold on www.evolvinggold.com for past exploration results). The Meridian holes completed to date have ranged in depth from 320 to 900 feet and were targeted on the area around the historic high-grade Santa Fe intersection in hole 83 which returned 5 feet (1.52 meters) grading 2.02 ounces (68.6 grams) per ton gold.

The veins intersected in Meridian’s drilling are locally up to 9 meters in true width, and contain epithermal textures typical of other bonanza systems in the district, including the nearby Sleeper and Sandman deposits. Additionally, the vein intercepts are anomalous in gold pathfinder elements including arsenic, antimony, and mercury.

Exploration activity targeting epithermal gold deposits in the Winnemucca area have increased with recent announcements of positive results at Sandman by Fronteer Development Group (see Fronteer’s November 8, 2007 news release) and Evolving’s recent announcement of plans to carry out a major drilling effort on their large, 20 kilometer-long Siesta property lying between Sandman and Sleeper. Both Sandman and Siesta, along with the major Sleeper gold deposit lie along a roughly N-S trend approximately 15 kilometers west of Winnemucca Mountain.

About Evolving Gold Corp.
Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of prospective gold prospects in the southwestern United States. The Company is actively exploring 12 separate gold properties, primarily in known, producing gold trends in the state of Nevada. Currently, active drilling is being undertaken at the Malone property in New Mexico, the Sheep Creeks prospect north of Battle Mountain, Nevada, and drilling is set to begin later in November, 2007 at their Fisher Canyon, followed by Siesta properties.

Evolving recently signed an LOI to enter into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated October 2, 2007). In total, Evolving holds over 100,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick
Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Robert Bick,
Chief Executive Officer: robert@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF